

October 17, 2011

<u>Via E-mail</u>
Punit Dhillon
Chief Executive Officer
OncoSec Medical Inc.
4690 Executive Drive, Suite 250
San Diego, CA 92121

   Re: OncoSec Medical Inc.
     Form 10-K for the fiscal year ended July 31, 2010
     Filed November 15, 2010
     Form 10-Q for the fiscal period ended April 30, 2011
     Filed June 14, 2011
     File No. 0-54318

Dear Mr. Dhillon:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Jennifer Thompson

       Jennifer Thompson
       Accounting Branch Chief